SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Form 6-K dated 12 November 2002

AngloGold Limited
(Translation of Registrant’s Name into English)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]   Form 40-F [   ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [   ]   No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

     Enclosure[s]

•	Announcement — Revised Terms of Odd-Lot Offer

1. Introduction
2. Mechanism of the odd-lot offer
3. Revised terms of the odd-lot offer
4. Rationale
5. Revised salient dates and times for the odd-lot offer
6. Circular
SIGNATURES

ANGLOGOLD LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
(“AngloGold”)
ISIN: ZAE000014601
JSE Share code: ANG

REVISED TERMS OF ODD-LOT OFFER

1.	INTRODUCTION

On 11 November 2002, AngloGold announced an odd-lot offer (“the odd-lot offer”) to facilitate a reduction in the number of odd-lot holders in AngloGold in an equitable manner. The odd-lot offer was made at an offer price of R493.32 per ordinary share, being the volume weighted average traded price of AngloGold ordinary shares on the JSE Securities Exchange South Africa (“the JSE”) over the 10 trading days ended Tuesday, 29 October 2002.

2.	MECHANISM OF THE ODD-LOT OFFER

In terms of the odd-lot offer, all ordinary shareholders who hold, individually, in aggregate less than 50 ordinary shares (“odd-lot holdings”) are afforded the opportunity to participate in the odd-lot offer, which opened at 09:00 on Monday, 11 November 2002 and closes at 16:00 on Friday, 20 December 2002. The odd-lot offer will be implemented on the basis that odd-lot holders may, during the aforementioned offer period, elect to:

–	sell their odd-lot holdings to AngloGold at the offer price of R493.32 per ordinary share (“the cash alternative”); or

–	purchase sufficient additional AngloGold ordinary shares at R468.65, being the offer price less a 5% discount, per ordinary share to increase their odd-lot holdings to 50 ordinary shares (“the share purchase alternative”); or

–	retain their odd-lot holdings.

3.	REVISED TERMS OF THE ODD-LOT OFFER

The board of directors of AngloGold has, with the consent of the JSE, resolved to restrict the offer to those shareholders who are odd-lot holders as at the close of business on Tuesday, 19 November 2002 and who remain odd-lot holders until the close of business on Friday, 20 December 2002. The last day to trade on the JSE to participate in the odd-lot offer will therefore be Tuesday, 12 November 2002.

Save as set out in this announcement, the terms of the odd-lot offer set out in the announcement dated 11 November 2002 and as contained in the circular to AngloGold shareholders of the same date, remain unchanged.

4.	RATIONALE

Subsequent to the decision of the board of directors of AngloGold to implement the offer and the setting of the offer price of R493.32 on 29 October 2002, the share price has increased by some 12%, introducing an unintended arbitrage opportunity. Since this was not the intention of the company, it approached the JSE for assistance in formulating a revision to the offer which would achieve AngloGold’s original objectives.

5.	REVISED SALIENT DATES AND TIMES FOR THE ODD-LOT OFFER

2002

Election period for the odd-lot offer opens at 09:00 on	Monday, 11 November

Last day to trade on the JSE in order to participate in the odd-lot offer	Tuesday, 12 November

Record date to determine those shareholders entitled to participate in the odd-lot offer at the close of business on	Tuesday, 19 November

General meeting to be held at 10:00 on	Thursday, 5 December

2002

Results of general meeting published in the South African press on Friday, 6 December and released on all relevant stock exchanges’ news services on	Thursday, 5 December

Circular containing a second form of surrender posted to shareholders on	Friday, 6 December

Election period for the odd-lot offer closes (and forms of election to be received by) 16:00 on	Friday, 20 December

Date to determine those shareholders, who were also recorded in the register on Tuesday, 19 November 2002, entitled to participate in the odd-lot offer at the close of business on (see Note 3)	Friday, 20 December

Implementation of the odd-lot offer takes effect after close of business on	Friday, 20 December

Results of the odd-lot offer published in the South African press and released on all relevant stock exchanges’ news services on	Monday, 23 December

Safe custody accounts debited/credited and updated at CSDP/broker, in respect of shareholders holding dematerialised shares who accepted the odd-lot offer, on	Monday, 23 December

Cheques posted/electronic funds transfers effected in respect of certificated shareholders against surrender of existing document(s) of title pursuant to:

• the sale of odd-lot holdings in respect of certificated shares, or

• the election by shareholders of the cash alternative from	Monday, 23 December

2003

New share certificates posted to certificated shareholders who accepted the odd-lot offer from	Monday, 6 January

Notes:

1.	The odd-lot offer is not available to holders of AngloGold ADSs and CDIs and to shareholders whose registered addresses are, or who are located, in the United States or to shareholders who are U.S. persons. AngloGold has not registered and will not register under the U.S. Securities Act any AngloGold shares being offered or sold under the odd-lot offer. Therefore, these AngloGold shares may not be offered or sold in the United States or to U.S. persons, unless they are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available.

Eligible odd-lot shareholders who wish to participate in the odd-lot offer will be asked to make certain representations and agree to the foregoing restrictions. They should carefully read the circular to shareholders and the form of election before participating in the odd-lot offer.

The odd-lot offer is not available to holders of AngloGold shares in book entry from through the Euroclear France system under Euroclear France securities code 12969.

2.	Any AngloGold shares purchased on the JSE after Tuesday, 12 November 2002 will not be eligible to participate in the odd-lot offer.

3.	Any AngloGold shareholder who holds an odd-lot at the close of business on Tuesday, 19 November 2002 and who does not hold that odd-lot at the close of business on Friday, 20 December 2002 will not be eligible to participate in the odd-lot offer.

4.	Shareholders may not dematerialise or rematerialise their AngloGold shares from the commencement of business on Wednesday, 13 November 2002 to the close of business on Tuesday, 19 November 2002.

5.	Dematerialised odd-lot shareholders are required to notify their duly appointed CSDP or broker of their odd-lot offer election in the manner and time stipulated in the custody agreement governing the relationship between an odd-lot holder and his CSDP or broker.

6.	The above dates and times are subject to change. Any changes will be published in the South African press and released on all relevant stock exchanges’ news services.

7.	All times shown are South African local times.

6.	CIRCULAR

A copy of this announcement will be posted to the ordinary shareholders of AngloGold on or about Thursday, 14 November 2002. The announcement will also be available on the Internet at http://www.anglogold.com and additional copies in printed format may be obtained from the offices of AngloGold’s share registrars in Johannesburg, Bristol and Perth.

Johannesburg

12 November 2002

JSE Sponsor UBS Warburg	Legal Advisers Australia – Freehills South Africa – Tabacks United States of America & United Kingdom – Shearman & Sterling

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 12 November 2002	By: /s/ C R Bull

Name: C R Bull Title: Company Secretary